Mail Stop 4561

June 26, 2008

Herman Goideon Kotze
Chief Financial Officer
Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesgurg, South Africa

      Re: Net 1 UEPS Technologies, Inc.
              Form 10-K for the Fiscal Year Ended June 30, 2007
              Form 10-Q for the Fiscal Quarters Ended September 30, 2007, December 31, 2007 and March 31, 2008
              File Number 0-31203

Dear Mr. Kotze:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    Hugh West
                    Branch Chief